Exhibit 1.2

North American Palladium Ltd.

North American Palladium Ltd.

Management’s Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to “NAP” or the “Company” or similar terms refer to North American Palladium Ltd. and its subsidiaries. “LDI” refers to Lac des Iles Mines Ltd. and “NAP Quebec” refers to its previously held subsidiary, NAP Quebec Mines Ltd.

The following is management’s discussion and analysis of the financial condition and results of operations (“MD&A”) to enable readers of the Company’s consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the year ended December 31, 2014, compared to those of the respective periods in the prior year. This MD&A has been prepared as of February 18, 2015 and is intended to supplement and complement the consolidated financial statements and notes thereto for the year ended December 31, 2014 (collectively, the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

Mr. James Gallagher, the Company’s Chief Operating Officer and a Qualified Person under National Instrument 43-101, has reviewed and approved all technical items disclosed in this MD&A.

All amounts are in Canadian dollars unless otherwise noted and all references to production ounces refer to payable production.

FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘expect’, ‘believe’, ‘anticipate’, ‘contemplate’, ‘target’, ‘may’, ‘will’, ‘could’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements included in this MD&A include, without limitation: information as to our strategy, plans or future financial or operating performance, project timelines, production plans, projected cash flows or expenditures, operating cost estimates, mining methods, expected mining rates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: that the Company may not be able to generate sufficient cash to service all its indebtedness and may be forced to take other actions to satisfy its obligations, hedging could expose it to losses, competition, the possibility title to its mineral properties will be challenged, dependency on third parties for smelting and refining, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with development, exploration, mining and processing including risks related to tailings capacity and ground conditions, environmental hazards, uncertainty of mineral reserves and resources, the possibility that the mine may not perform as planned, changes in legislation, regulations or political and economic developments in Canada and abroad, employment disruptions including in connection with collective agreements between the Company and unions, litigation and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company’s most recent Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this MD&A, which may prove to be incorrect, include, but are not limited to: that the Company will continue in

2014 Annual Report

North American Palladium Ltd.

operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing projects, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of NAP’s mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP’s mineral reserves and mineral resources, see NAP’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

NAP is an established precious metals producer that has been operating its LDI Mine located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to the price of palladium.

The Company recently expanded the underground LDI Mine and has transitioned from ramp access to shaft access while utilizing long hole open stope mining. The Company has significant exploration potential near the LDI Mine, where a number of growth targets have been identified, and is engaged in an exploration program aimed at increasing its palladium reserves and resources. As an established palladium-platinum group metal (“PGM”) producer on a permitted property, NAP has the potential to convert exploration success into production and cash flow on an accelerated timeline.

The Company conducted an exploration program in 2014 that primarily targeted the lower portion of the Offset zone. A preliminary economic assessment is currently being completed to evaluate the economic potential of extending the mine life through an open pit expansion and/or an underground mine expansion that would increase production and would entail deepening the shaft and installing a lower level bulk ore handling system.

NAP trades on the TSX under the symbol PDL and on the NYSE MKT under the symbol PAL.

2014 Annual Report

North American Palladium Ltd.

HIGHLIGHTS

OPERATIONAL HIGHLIGHTS	2014	2013
Mining
Tonnes ore mined and processed	2,637,023	2,093,669
Palladium head grade (g/t)	2.6	2.7
Milling
Tonnes ore milled	2,684,782	2,048,082
Palladium head grade (g/t)	2.7	2.8
Palladium recovery (%)	82.4	80.7
Palladium production – payable ounces	174,194	135,158
Palladium sales – payable ounces	173,887	134,955
Realized palladium price per ounce (US$)	$802	$724
Cash cost per ounce palladium sold (US$) [1]	$513	$560

FINANCIAL HIGHLIGHTS
($millions except per share amounts)	2014	2013
Revenue	$220.1	$153.2
Production costs	130.7	107.5
Income (loss) from mining operations	21.9	(0.8)
Loss from continuing operations	66.7	48.7
Loss from continuing operations per share	$0.20	$0.26
Loss and comprehensive loss	66.7	46.2
Loss per share	$0.20	$0.25
EBITDA [1]	23.4	(3.8)
Adjusted EBITDA [1]	50.0	15.3
Capital spending	23.8	109.5

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 22-24.

In 2014, the Company successfully transitioned from ramp to shaft based underground mining and the sources of ore milled have changed significantly.

•	2,637,023 tonnes were mined from the Offset and Roby zones and processed from the low grade surface stockpile at an average grade of 2.6 grams per tonne palladium.

•	The mill processed 2,684,782 tonnes of ore at an average palladium head grade of 2.7 grams per tonne and a recovery of 82.4%.

•	Payable palladium production was 174,194 ounces while payable palladium sales were 173,887 ounces.

•	Cash interest of $41.4 million was paid including an amount that allowed the Company to revert to a 15% interest rate on its senior secured term loan.

•	Revenue increased by $66.9 million compared to 2013 primarily due to increased palladium production and sales ($29.1 million), higher palladium prices ($12.9 million) and more favourable exchange rates ($13.1 million).

•	Production costs increased $23.2 million to $130.7 million compared to 2013 primarily due to mining 50% more underground tonnes, milling 31% more tonnes and unfavourable inventory and other cost movements.

•	Adjusted EBITDA increased $34.7 million to $50.0 million or 227% compared to 2013.

•	During 2014, the Company had $49.6 million of interest expense and other costs, $18.3 million of foreign exchange losses and $7.5 million of financing costs.

2014 Annual Report

North American Palladium Ltd.

2013 was a transition year for the Company as it was sinking the shaft and completing related infrastructure while developing and transitioning to mining the Offset zone. As a result, the 2013 financial results would not be directly comparable to the prior or future years. In 2013:

•	2,093,669 tonnes were mined at an average grade of 2.7 g/t palladium.

•	The mill processed 2,048,082 tonnes of ore at an average palladium head grade of 2.8 grams per tonne and a recovery of 80.7% to produce 135,158 ounces of payable palladium.

•	Revenue decreased to $153.2 million in 2013 primarily due to lower tonnes and grades of ore milled partially offset by higher realized palladium prices.

•	Production costs increased to $107.5 million in 2013 primarily due to unfavourable movements in inventory levels and increased power consumption partially offset by insurance proceeds received in 2013.

•	Capital expenditures totaled $109.5 million with $91.8 million spent of the LDI mine expansion, and an additional $20.5 million spent primarily on the tailings management facility.

•	The Company had an $11.0 million loss on extinguishment of long-term debt and a $7.4 million foreign exchange loss primarily on US$ denominated debt.

SELECTED ANNUAL INFORMATION

Statement of Operations and Statement of Cash Flow Data

($millions except for share and per share amounts)	2014	2013
Gross sales revenue	$220.1	$153.2
Smelting, refining and freight costs	19.0	14.0
Royalty expense	9.1	6.5

Net revenue	192.0	132.7
Production costs	130.7	107.5
Depreciation and amortization	37.7	25.5
Others, net	1.7	0.5

Income (loss) from mining operations	21.9	(0.8)

Loss and comprehensive loss	66.7	46.2

Basic loss per share	$0.20	$0.25
Diluted loss per share	$0.20	$0.26
Net cash provided by (used in) operating activities	(11.5)	6.5
Net cash provided by financing activities	29.4	71.3
Capital expenditures	23.8	109.5

Basic weighted-average number of Common Shares outstanding (millions)	339.3	187.2
Number of Common Shares outstanding (millions)	386.5	197.1

For the year ended December 31, 2014, revenue increased 44% to $220.1 million compared to $153.2 million in the prior year. Income from mining operations for the year ended December 31, 2014 was $21.9 million compared to a loss from mining operations of $0.8 million in the prior year.

2014 Annual Report

North American Palladium Ltd.

LDI OPERATING & FINANCIAL RESULTS

The LDI mine consists of an underground mine, an open pit (currently inactive), a substantial low grade surface stockpile, a mill and a shaft with processing capacities of approximately 15,000 and 8,000 tonnes per day respectively. The primary underground deposits on the property are the Offset and Roby zones. During 2014, mill throughput was impacted by running the mill full time on a test basis throughout the fourth quarter compared to a batch basis for the first three quarters. Underground production was impacted by ongoing transitioning to shaft-based mining, upgrades to the ore handling system, repairs to the primary surface crusher, oversized muck, equipment availability and a fatality.

Operating Results

The key operating results for the palladium operations are set out in the following table.

	2014	2013
Ore mined (tonnes)
Underground
Offset	1,060,706	673,668
Roby	164,841	143,037

	1,225,547	816,705

Surface
Low grade stockpile & reprocessed tailings	1,411,476	738,641
Open pit	—	538,323

	1,411,476	1,276,964

Total	2,637,023	2,093,669

Mined ore grade (Pd g/t)
Underground
Offset	4.4	4.5
Roby	4.4	4.2

	4.4	4.4

Surface
Low grade stockpile & reprocessed tailings	1.1	1.1
Open pit	—	2.3
High grade stockpile	—	—

	1.1	1.6

Average	2.6	2.7

Milling
Tonnes of ore milled	2,684,782	2,048,082
Palladium head grade (g/t)	2.7	2.8
Palladium recoveries (%)	82.4	80.7
Tonnes of concentrate produced	21,519	16,966
Production cost per tonne milled	$49	$52

Payable production
Palladium (oz)	174,194	135,158
Platinum (oz)	13,072	10,222
Gold (oz)	11,607	10,423
Nickel (lbs)	1,677,820	1,437,311
Copper (lbs)	3,029,525	2,828,271
Cash cost per ounce of palladium sold (US$)[1]	$513	$560

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 22-24.

2014 Annual Report

North American Palladium Ltd.

Mining

In 2014, underground tonnes mined from the Offset and Roby zones were blended with the low grade surface stockpile material for processing in the mill. Underground ore mined at LDI from the Offset and Roby zones consisted of 1,225,547 tonnes at an average grade of 4.4 g/t palladium compared to 816,705 tonnes at an average palladium grade of 4.4 g/t in the prior year. LDI processed 1,411,476 tonnes of the low grade surface stockpile and tailings at an average grade of 1.1 g/t palladium in 2014 compared to 1,276,964 tonnes at an average palladium grade of 1.6 g/t processed from the open pit and low grade stockpiles in the prior year. On a combined basis, 26% more tonnes of ore were mined and processed in 2014 at similar grades as in 2013.

During 2013, the open pit and Roby zone were largely mined out in May and March respectively. Ore mined at LDI during the year ended December 31, 2013, consisted of 2,093,669 tonnes at an average grade of 2.7 g/t palladium with the average grade of ore mined in 2013 decreasing primarily due to the mix of tonnage and grades from the various ore sources.

Milling

During 2014, the LDI mill processed 2,684,782 tonnes of ore at an average palladium head grade of 2.7 g/t and a recovery of 82.4% to produce 174,194 ounces of payable palladium (2013 – 2,048,082 tonnes milled, average palladium head grade of 2.8 g/t, recovery of 80.7%, producing 135,158 ounces of payable palladium). The higher mill recovery in 2014 compared to 2013 was primarily due to improvements in the mill circuit late in 2013 which increased the percentage of palladium recovered while processing similar ore grades.

Production Costs per Tonne Milled

Production costs per tonne milled in 2014 were $49 compared to $52 per tonne in 2013. The changes were primarily due to higher costs associated with mining greater quantities of underground ore (which costs more per tonne to mine) in 2014 compared with 2013 as well as the cost changes noted in the production cost section below partially offset by the impact of greater tonnes milled in 2014.

Payable Production

Payable production in 2014 was higher for all payable metals compared to 2013 primarily due to greater tonnes milled and higher recoveries for all metals, except nickel, being offset by lower mill head grades for all payable metals.

Cash Cost per Ounce of Palladium Sold

Cash cost per ounce of palladium sold is a non-IFRS measure and the calculation is provided in the Non-IFRS Measures section of this MD&A. In 2013, the Company was in transition, sinking a shaft and completing related infrastructure at the same time it was developing and transitioning to mining the Offset zone. In 2014, the development and transitioning to the Offset zone was completed. The source of ore fed to the mill in 2013 and 2014 were from different ore sources some of which are more costly to mine.

The cash cost per ounce of palladium sold decreased to US$5131 in 2014 compared to US$560 1 in 2013. The decrease in cash cost in 2014 was mostly due to more payable palladium ounces sold, favourable movements of the Canadian dollar and higher by-product revenues that were offset by increased production, smelting, refining, freight and royalty costs. Please refer to the LDI revenue, production costs, smelting, refining and freight costs and royalty expense sections of this MD&A for additional details.

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 22-24.

2014 Annual Report

North American Palladium Ltd.

Financial Results

Income from mining operations for the LDI operations is summarized in the following table.

($millions)	2014	2013
Gross revenue	$220.1	$153.2
Smelting, refining and freight costs	19.0	14.0
Royalty expense	9.1	6.5

Net revenue	192.0	132.7

Mining operating expenses
Production costs
Mining	76.1	64.9
Milling	33.2	26.6
General and administration	20.5	16.6

	129.8	108.1
Inventory	0.9	(0.6)

	130.7	107.5
Depreciation and amortization	37.7	25.5
Others	—	(1.3)
Inventory pricing adjustment	—	0.7
Loss on disposal of equipment	1.7	1.1

Total mining operating expenses	170.1	133.5

Income (loss) from mining operations	$21.9	$(0.8)

The Company has included income from mining operations as an additional IFRS measure to provide the user with additional information on the actual results of the LDI operations.

Gross Revenue

Gross revenue is affected by production and sales volumes, commodity prices, currency exchange rates, mill run timing and shipment schedules. Metal sales for LDI are recognized in revenue at provisional prices when delivered to a smelter for treatment or a designated shipping point. Final pricing is determined in accordance with LDI’s smelter agreements. In most cases, final pricing is determined two months after delivery to the smelter for gold, nickel and copper and four months after delivery for palladium and platinum. Final pricing adjustments can result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the U.S. dollar would have a positive impact on revenues and a strengthening in the Canadian dollar would have a negative impact on revenues. The Company periodically enters into financial contracts for past production delivered to the smelters to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar. These financial contracts represent 12,800 ounces of palladium as at December 31, 2014 (December 31, 2013 – 31,000 palladium ounces) and mature In February 2015 at an average forward price of US$812 per ounce of palladium (December 31, 2013 – US$735). For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts match final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at December 31, 2014 was an asset of $0.2 million included in accounts receivable compared to $0.2 million at December 31, 2013.

2014 Annual Report

North American Palladium Ltd.

Revenue for the year ended December 31, 2014
	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	173,887	12,987	11,605	1,644,807	3,019,105	n.a.	n.a.

Realized price (US$) (1)	$802	$1,384	$1,270	$7.53	$3.11	n.a.	n.a.

Revenue before price adjustment	$155.8	$19.6	$16.1	$13.8	$10.3	$0.1	$215.7
Price adjustment ($millions):
Commodities	2.2	(0.5)	0.2	0.2	(0.3)	—	1.8
Foreign exchange	1.4	0.5	0.3	0.2	0.2	—	2.6

Revenue ($million)	$159.4	$19.6	$16.6	$14.2	$10.2	$0.1	$220.1

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the year ended December 31, 2013
	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	134,955	10,192	10,416	1,437,311	2,812,214	n.a.	n.a.

Realized price (US$) (1)	$724	$1,499	$1,437	$6.71	$3.32	n.a.	n.a.

Revenue before price adjustment	$101.5	$15.7	$15.2	$10.1	$9.6	$0.2	$152.3
Price adjustment ($millions):
Commodities	1.5	(0.4)	(0.8)	(0.3)	—	—	—
Foreign exchange	—	0.4	0.3	0.1	0.1	—	0.9

Revenue ($millions)	$103.0	$15.7	$14.7	$9.9	$9.7	$0.2	$153.2

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

During 2013, the Company was sinking the shaft and completing related infrastructure while developing and transitioning to mining the Offset zone. Palladium sales for the year ended 2013 were impacted by a new smelter contract which included lower accountability rates for the payable metal contained in concentrate compared to the contract that was in effect in the prior period. The change in operating activities, sources of ore processed and smelting agreement make comparisons between periods difficult.

Revenue for 2014 increased by $66.9 million or 44% compared to 2013 primarily due to 29% more ounces of palladium sold at 11% higher realized prices, a 6% favourable movement in the exchange rate and greater volumes of platinum (+27%), gold (+11%), nickel (+14%) and copper (+7%) sold.

Spot Metal Prices* and Exchange Rates

For comparison purposes, the following table sets out spot metal prices and exchange rates.

	Dec-31		Sep-30		Jun-30		Mar-31		Dec-31		Sep-30		Jun-30		Mar-31
	2014		2014		2014		2014		2013		2013		2013		2013
Palladium – US$/oz		$798		$775		$844		$778		$711		$726		$643		$770
Platinum – US$/oz		$1,210		$1,300		$1,480		$1,418		$1,358		$1,411		$1,317		$1,576
Gold – US$/oz		$1,199		$1,217		$1,315		$1,292		$1,202		$1,327		$1,192		$1,598
Nickel – US$/lb		$6.77		$7.49		$8.49		$7.14		$6.34		$6.29		$6.20		$7.50
Copper – US$/lb		$2.85		$3.03		$3.15		$3.01		$3.34		$3.31		$3.06		$3.44

Exchange rate (Bank of Canada) – CDN$1 = US$	US$	0.86	US$	0.89	US$	0.94	US$	0.90	US$	0.94	US$	0.97	US$	0.95	US$	0.98

*	Based on the London Metal Exchange

2014 Annual Report

North American Palladium Ltd.

Smelting, refining and freight costs

Smelting, refining and freight costs in 2014 were $19.0 million compared to $14.0 million in 2013. The increase in 2014 primarily due to the impact of a weaker Canadian dollar and more tonnes of concentrate shipped.

Royalty expense

For 2014, royalty expense was $9.1 million compared to $6.5 million in 2013. The increase in 2014 was primarily due to higher revenues in 2014 compared to 2013.

Mining Operating Expenses

Throughout the fourth quarter of 2014, the Company performed a fulltime trial mill run that fully utilized the mill compared to the batch basis of operations (i.e. 14 to 16 days a month) in 2013 and the first nine months of 2014. The full mill run was possible due to improvements in the rate of underground mining which, combined with available surface low grade ore stockpiles and a buildup of inventory of underground ore on surface at September 30, 2014, allowed the higher mill production. Unit operating costs in the fourth quarter of 2014 were favourably impacted by the increased mill tonnage.

In 2014, the Company completed modifications to the design of the underground ore handling system, made repairs to the primary surface crusher, endured a colder than normal winter and experienced a fatality, all of which negatively impacted production, payable metal sales and cash cost. 2013 was a transition year for the Company as the shaft sinking and related infrastructure was being completed at the same time the Company was developing and transitioning to mining the Offset zone.

Production costs

For 2014, production costs were $130.7 million compared to $107.5 million in 2013.

Mining costs for 2014 increased $11.2 million (17%) to $76.1 million compared to $64.9 million in 2013. In 2014, the Company was predominantly mining underground in the Offset zone, transporting that material up the shaft and the ramp while blending underground material with lower grade surface material. In 2013, mining was predominantly in the Offset and Roby zones (that was transported to surface using the ramp) and from the open pit and surface stockpiles. As it is more costly to mine underground material compared to surface material, mining costs would be expected to increase as a greater proportion of underground material is mined. As such, the 2014 and 2013 production costs are not comparable.

Milling costs increased by $6.6 million (25%) to $33.2 million in 2014 compared to $26.6 million in 2013. The increase in 2014 compared to 2013 was primarily due to: more tonnes milled; increased depressant usage and grinding media, liner change-outs and higher power costs.

General and administration costs in 2014 increased $3.9 million (23%) to $20.5 million compared to $16.6 million in 2013. The 2014 increase was primarily due to amounts charged to the Offset zone capital costs in 2013 that did not recur in 2014 with the completion of the project; increased consultant costs; and, in the first quarter of 2014, increased propane costs due to a colder than normal winter.

Inventory cost was $0.9 million in 2014 and a reduction of $0.6 million in 2013. The change in inventory costs over the periods was due to inventory movements.

Depreciation and amortization

Depreciation and amortization for 2014 was $37.7 million compared to $25.5 million in 2013. The 2014 increase was primarily due to increased production and a significant increase in depreciable assets associated with the LDI mine expansion including the Offset zone and tailings management facilities compared to 2013.

2014 Annual Report

North American Palladium Ltd.

OTHER EXPENSES

Exploration

Exploration expenditures for 2014 were $8.3 million compared to $12.3 million in 2013. The decrease was primarily due to a more limited exploration program in 2014 compared with 2013. The 2014 exploration program was focused on:

(i)	drilling the lower part of the Offset zone below the 1,065 meter level - the known limit of proven and probable reserves;

(ii)	resource conversion drilling in the upper Offset zone directly north of active and planned mining stopes;

(iii)	delineation of new resources in the upper Offset southeast extension, the shallowest known level of the deposit; and,

(iv)	Surface exploration targets including the Powerline zone.

In 2014, 36,495 metres of exploration drilling was completed.

Of the $12.3 million expensed in 2013, $6.8 million was spent on the Upper Offset Southeast, North VT Rim, Sheriff, Roby Northeast, South VT Rim and, and South LDI near mine targets and $1.9 million was spent on greenfields targets. In 2013, 45,162 metres of exploration drilling was completed.

Corporate general and administration

The Company’s corporate general and administration expenses for 2014 were $9.6 million compared to $10.8 million in 2013. The 2014 decrease was primarily due to less costs relating to legal, consultants, recruiting activities and director fees.

Loss on extinguishment of debt

In 2013, in connection with a financing, the Company repaid existing senior secured notes and incurred an $11.0 million loss including a $7.2 million debt repayment premium.

Interest and other income

Interest and other income for 2014 was $4.7 million compared to $2.0 million in 2013. The increase in 2014 was primarily due to changes in the fair value of convertible debenture warrants in 2014 partially offset by gains on palladium warrants and the renunciation of flow-through expenditures in 2013 that did not recur in 2014.

Interest expense and other costs

Prior to the commencement of commercial production from the shaft on January 1, 2014, the Company had capitalized interest expenses related to the senior secured term loan and the revolving operating line of credit. In 2014, interest related to these loans was expensed.

Interest expense and other costs in 2014 were $49.6 million compared to $6.9 million in 2013. The 2014 increase of $42.7 million was primarily due to a $37.3 million increase due to the commencement of commercial production as noted above and $6.2 million of changes in the fair value of the convertible debentures issued in 2014.

Financing costs

Financing costs for 2014 were $7.5 million compared to $3.7 million in 2013. The 2014 increase was primarily due to financing costs related to the 2014 convertible debentures issued partially offset by 2013 financing costs related to outlays incurred for the initial investigation and negotiation of various potential financing alternatives prior to entering into the final amending agreement for the senior secured term loan in the fourth quarter of 2013.

2014 Annual Report

North American Palladium Ltd.

Foreign exchange loss

Foreign exchange loss for 2014 was $18.3 million compared to $7.4 million in 2013. The 2014 and 2013 losses were primarily due to the impact of exchange rate movements on the US$ denominated senior secured term loan and the US$ denominated credit facility. Non-cash components of the losses in 2014 and 2013 were $15.7 million and $7.0 million respectively.

Income and mining tax recovery

The income and mining tax recovery for 2013 was $2.2 million compared to $nil in 2014. The 2013 recovery relates to the recognition of Ontario resource tax credits.

Summary of Quarterly Results

($millions except per share amounts)	2014				2013
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$74.5	$46.4	$50.5	$48.7	$39.6	$33.3	$33.2	$47.1
Production costs, net of mine restoration costs	40.5	30.1	30.4	29.7	29.9	22.9	25.4	29.3
Exploration expense	3.1	2.5	1.9	0.8	1.4	3.9	2.2	4.8
Capital expenditures	9.5	5.8	5.6	2.9	16.7	26.9	27.8	38.1
Net income (loss) from continuing operations	(11.3)	(18.8)	(9.9)	(26.7)	(11.7)	(5.3)	(26.3)	(5.4)
Net income (loss)	(11.3)	(18.8)	(9.9)	(26.7)	(11.7)	(5.3)	(26.3)	(2.8)
Cash provided by (used in) operations	1.0	8.0	(3.8)	(16.7)	4.2	2.0	(2.8)	3.1
Cash provided by (used in) financing activities	0.7	(34.7)	31.6	31.8	4.3	(2.1)	52.0	17.1
Cash provided by (used in) investing activities	(9.5)	(5.8)	(5.4)	(2.9)	(16.7)	(26.7)	(27.8)	(37.1)
Net income (loss) per share from continuing operations
– basic	$(0.01)	$(0.05)	$(0.03)	$(0.11)	$(0.05)	$(0.03)	$(0.15)	$(0.03)
– diluted	$(0.01)	$(0.05)	$(0.03)	$(0.11)	$(0.05)	$(0.03)	$(0.16)	$(0.03)
Net income per share
– basic	$(0.01)	$(0.05)	$(0.03)	$(0.11)	$(0.05)	$(0.03)	$(0.15)	$(0.02)
– diluted	$(0.01)	$(0.05)	$(0.03)	$(0.11)	$(0.05)	$(0.03)	$(0.16)	$(0.02)
Tonnes milled	1,080,299	566,494	521,478	516,511	544,074	517,157	483,266	503,585
Palladium sold (ounces)	57,256	36,430	40,716	39,485	35,205	27,370	32,620	39,760
Realized palladium price (US$/ounce)	787	860	806	739	725	721	719	730

Fourth Quarter 2014:

•	Revenue for the fourth quarter of 2014 increased by $34.9 million or 88% compared with the same period in 2013 primarily due to the impact of a trial full time mill run resulting in significantly higher precious metal quantities sold and more favourable palladium realized prices and foreign exchange rates partially offset by lower prices realized for platinum, gold and copper.

•	Payable palladium, platinum, gold, copper and nickel, sold increased by 63%, 71%, 41% 26% and 63% respectively in the fourth quarter of 2014 compared with the same period in 2013.

•	For the quarter ended December 31, 2014, production costs were $40.5 million compared to $29.8 million in the prior year period, a 36% increase. The $10.7 million increase in production costs was primarily due to a 78% increase in tonnes mined and a 99% increase in tonnes milled.

2014 Annual Report

North American Palladium Ltd.

•	Cash provided by operations prior to changes in non-cash working capital for the quarter ended December 31, 2014, was a source of cash of $18.5 million, compared to $4.5 million in the prior year period. The increase of $14.0 million is primarily due to higher operating profits.

•	For the quarter ended December 31, 2014, cash provided by operations was a source of cash of $1.0 million, compared to $4.2 million in the comparable 2013 period. The decrease of $3.2 million is primarily due to the change in cash provided by operations prior to changes in non-cash working capital discussed above, increases in accounts receivable of $23.9 million and inventories of $4.1 million partially offset by decreases of accounts payable and accrued liabilities of $10.3 million and greater depreciation of $6.0 million.

•	During the fourth quarter of 2014, financing activities resulted in a source of cash of $0.7 million consisting of a $10.3 million increased utilization the credit facility primarily offset by $7.6 million of interest payments and $1.1 million of palladium warrant settlements.

•	For the quarter ended December 31, 2014, investing activities used cash of $9.5 million (2013 - $16.7 million) due to additions to mining interests.

Trends:

•	Revenue, production costs, tonnes milled and palladium ounces sold, varied over the last eight quarters as mining has transitioned from the Roby zone underground and the surface open pit to the Offset zone underground and surface stockpiles. Changes in tonnes, grades and sources of ore significantly impacted revenue realized, production costs, ore available for milling and palladium ounces produced.

•	Readily available material in the Roby and open pit zones were largely mined out in the first half of 2013 while the Offset zone production has been ramping up since 2012.

•	Realized quarterly average prices for palladium have ranged from US$719 to US$860 per ounce in the last eight quarters while prices for platinum, gold, copper and nickel have generally been flat to declining over the same period. The weakening of the Canadian dollar versus the United States dollar generally results in higher revenues.

•	Underground mining operations have been transitioning to a shaft based ore handling system from a ramp based one in the most recent quarters. The Company is currently moving a majority of ore to surface using the shaft.

•	Capital expenditures have been generally declining for the last eight quarters as activities associated with the construction of the shaft and related infrastructure to process the upper Offset zone ore were completed.

•	Cash used in operations in Q1 2013 increased primarily due accounts payable payments.

•	Cash from financing activities in Q1 and Q2 2014 was a primarily due to the issuance of convertible debentures while the use of funds in Q3 2014 was primarily due to a partial repayment of the senior security debt facility. Cash provided by financing activities in Q2 2013 was high primarily due to $131.9 million of senior secured term loan issued and $9.6 million share issuance less $79.2 million repayment of senior secured notes and $8.8 million repayment of the credit facility.

GOLD OPERATIONS

On March 22, 2013, the Company sold NAP Quebec for gross proceeds of $18.0 million in cash, 1.5 million common shares of Maudore Minerals Ltd. and $1.8 million of receivable inventory amounts. For Financial Statement purposes, NAP Quebec has been treated as a discontinued operation in 2013. For the year ended December 31, 2013, the Company has recorded $2.5 million income from discontinued operations, including a gain on disposal of discontinued operations of $1.5 million compared to a loss from discontinued operations of $54.6 million in the prior year.

2014 Annual Report

North American Palladium Ltd.

NAP’s gold division consisted of the Vezza gold mine, the Sleeping Giant mill, the closed Sleeping Giant mine and a number of nearby exploration projects, all located in the Abitibi region of Quebec. Please refer to note 4 (discontinued operations and assets held for sale) in the Financial Statements for additional information regarding the gold division.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

($millions)	2014	2013
Cash provided by operations prior to changes in non-cash working capital	$41.7	$6.7
Changes in non-cash working capital	(53.2)	(0.2)

Cash provided by (used in) operations	(11.5)	6.5
Cash provided by financing	29.4	71.3
Cash used in investing	(23.6)	(108.3)

Decrease in cash from continuing operations	(5.7)	(30.5)

Net cash provided by discontinued operations	—	20.1

Decrease in cash and cash equivalents	$(5.7)	$(10.4)

Operating Activities

For 2014, cash provided by operations prior to changes in non-cash working capital was $41.7 million compared to $6.7 million in 2013. The 2014 increase of $35.0 million was primarily due to a $66.9 million increase in revenue and a $4.0 million decrease in exploration expenses partially offset by a $23.2 million increase in production costs.

Changes in non-cash working capital for 2014 resulted in a use of cash of $53.2 million compared to $0.2 million in 2013. The 2014 increased use of $53.0 million was primarily due to increases in accounts receivable of $52.3 million and an increase in cash settlements of accounts payable and accrued liabilities of $3.3 million partially offset by a decrease of other assets of $3.5 million.

Financing Activities and Liquidity

For 2014, financing activities resulted in a source of cash of $29.4 million compared to $71.3 million in 2013. In 2014, financing activities consisted primarily of $61.2 million of net proceeds from convertible debentures issued (that have largely been converted into equity), $15.9 million drawdown on a credit facility and $41.4 million of interest paid. In 2013, financing activities consisted primarily of $147.8 million relating to the issuance of the senior secured term loan and $18.9 million related to the issuance of flow-through common shares, partially offset by repayments of senior secured notes of $79.2 million, finance lease payments of $2.9 million, interest payments of $8.4 million and $1.7 million relating to the settlement of palladium warrants.

Investing Activities

Investing activities used cash of $23.6 million in 2014 compared to $108.3 million in 2013. The expenditures in 2014 and 2013 were primarily due to additions to mining interests.

2014 Annual Report

North American Palladium Ltd.

Liquidity and Capital Resources

FINANCIAL CONDITION

($millions)	As at December 31 2014	As at December 31 2013
Cash balance	$4.1	$9.8
Adjusted net working capital (deficit) surplus[1]	20.5	(0.5)
Total debt	281.7	239.1
Shareholders’ equity	224.4	222.5

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 22-24.

As at December 31, 2014, the Company had cash and cash equivalents of $4.1 million compared to $9.8 million as at December 31, 2013. The change year over year is due to the sources and uses of cash as noted above. The funds are deposited with major Canadian chartered banks.

The Company has, subject to a borrowing base cap, a US$60.0 million credit facility that is secured by first priority on the Company’s accounts receivables and inventory and second priority on the property, plant and equipment and may be used for working capital liquidity and general corporate purposes. In July 2014, the Company extended its US$60 million credit facility to July 3, 2015 and as at December 31, 2014, the borrowing base calculation limited the credit facility to a maximum of US$51.7 million of which US$44.7 million was utilized including US$13.3 million of letters of credit.

In October 2014, holders of the remaining 12,000 of the Company’s palladium warrants exercised their warrants. In settlement of the warrants, the Company paid approximately $1.1 million in cash. As at February 18, 2015, no palladium warrants remained outstanding.

In July 2014, the Company paid US$23.4 million to its senior secured term loan lender representing US$16.2 million of accrued interest and US$7.2 million of associated pre-payment fee. Effective June 30, 2014, the Company reverted to a 15% annual interest rate on the senior secured term loan and made US$6.5 million interest payments on each of September 30, 2014 and December 31, 2014.

In the second quarter of 2014, the Company closed $35.0 million gross principal amount of convertible unsecured subordinated debentures (the “Tranche 2 Debentures”) of the Company at a price of $1,000 per debenture, including approximately 18.9 million warrants (the “Tranche 2 Warrants”). The conversion price of the Tranche 2 Debentures is $0.4629 per share and the exercise price of the Tranche 2 Warrants is $0.5786 per share. The Tranche 2 Debentures mature on April 11, 2019 and bear interest at an annual rate of 7.5%. Holders may convert their Tranche 2 Debentures into common shares of NAP at any time at a conversion rate of approximately 2,160 Common Shares per $1,000 principal amount of Tranche 2 Debentures. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the debenture were held through to maturity (the “Tranche 2 Make Whole Amount”). At the Company’s option, interest and Tranche 2 Make-Whole Amounts can be paid in common shares. The Tranche 2 Warrants entitle the holders to purchase up to 25.0% of the number of common shares of the Company into which the principal amount of the Tranche 2 Debentures purchased by the holders are convertible at the initial fixed conversion price at any time before the second anniversary of the Tranche 2 Debenture closing date.

2014 Annual Report

North American Palladium Ltd.

In the first quarter of 2014, the Company closed an aggregate of $32.0 million gross principal amount of convertible unsecured subordinated debentures (the “Tranche 1 Debentures”) of the Company at a price of $1,000 per debenture, including approximately 16.8 million warrants (the “Tranche 1 Warrants”). The conversion price of the Tranche 1 Debentures is $0.635 per share and the exercise price of the Tranche 1 Warrants was initially $0.762 per share and has been adjusted to $0.5786 per share (pursuant to Tranche 1 Warrant terms). The Tranche 1 Debentures mature on January 31, 2019 and bear interest at an annual rate of 7.5%. Holders may convert their Tranche 1 Debentures into common shares of NAP at any time at a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of Tranche 1 Debentures. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the debenture were held through to maturity (the “Tranche 1 Make Whole Amount”). At the Company’s option, interest and Tranche 1 Make-Whole Amounts can be paid in common shares. The Tranche 1 Warrants entitle the holders to purchase up to 33.33% of the number of common shares of the Company into which the principal amount of the Tranche 1 Debentures purchased by the holders are convertible at the initial fixed conversion price at any time before the third anniversary of the date that shareholder approval is received. Shareholder approval for the Tranche 1 Warrants was obtained on March 28, 2014.

As at February 18, 2015, $66.0 million of the Tranche 1 Debentures and the Tranche 2 Debentures had been converted resulting in the issuance of a total of 188.5 million common shares pursuant to the conversion and make whole provisions of the convertible debentures.

On November 29, 2013, the Company amended its US$130 million senior secured term loan resulting in an additional advance of US$21.4 million of cash to support working capital needs and continue funding operating and capital expenditures at its LDI mine. The cash received consists of an additional US$15 million added to the existing facility and a refund of US$6.4 million of cash interest previously paid.

Pursuant to the amendment, the interest rate was recalculated as if NAP had elected to accrue interest on the loan from the date of the original closing on June 7, 2013, resulting in a 4% increase of the interest rate from 15% to 19% until the Company reverts to cash interest payments. After the Company reverts to cash interest payments, and interest and fees which have been deferred are paid, the interest rate returns to 15% per annum on the principal amount outstanding.

In July 2013, the Company issued approximately 8.6 million of flow-through common shares at a price of $1.164 per share for net proceeds of approximately $9.5 million. In June 2013, the Company issued approximately 8.7 million of flow-through common shares at a price of $1.155 per share for net proceeds of approximately $9.6 million. The Company was required to spend the aggregate gross proceeds of $20.0 million on eligible exploration and mine development expenditures, which expenditures must be renounced to investors in 2013. As at December 31, 2013, the full gross proceeds had been spent.

In June 2013, holders of 60,000 of the Company’s 72,000 palladium warrants exercised their warrants. In settlement of the warrants, the Company issued approximately 0.6 million common shares at an average price of approximately $1.11 per share in June and paid approximately $1.7 million in cash in July.

In June 2013, the Company completed a US$130 million secured term loan financing that bears interest at 15% per annum and is due June 7, 2017. A portion of the proceeds from the term loan were used to repay existing senior indebtedness. The loan is secured by first priority security on the fixed assets and second priority security on accounts receivable and inventory. The Company has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%. The loan contains covenants typical of this type of facility including senior debt to EBITDA ratios, minimum tangible net worth requirements and capital expenditure limits.

In June 2013, the Company extended its US$60 million revolving operating line of credit by an additional year to July 4, 2014. The credit facility is secured by a first priority security on the Company’s accounts receivables and inventories and a second priority security on all other assets.

2014 Annual Report

North American Palladium Ltd.

The Company’s senior secured term loan and credit facility contain several financial covenants which, if not met, would result in an event of default. This debt also includes certain other covenants, including limits on liens, material adverse change provisions and cross-default provisions. Certain events of default result in this debt becoming immediately due. Other events of default entitle the lender to demand repayment. At December 31, 2013, the Company was in violation of certain covenants of its senior secured term loan and credit facility for which waivers were not obtained from the lenders until subsequent to the year-end reporting date. At December 31, 2014, the Company was in compliance with all covenants.

The Company’s liquidity may be adversely affected by operating performance, a downturn in capital market conditions impacting access to capital markets or entity specific conditions. The Company’s liquidity is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, and meeting production targets. Adverse changes in any of these variables may impact the Company’s liquidity position. The Company expects cash flows from operations to be sufficient to support the Company’s normal operating requirements, including capital expenditures and debt service payments, for the next 12 months.

The Company has $18.8 million of finance leases funding equipment for operations. Please also see the contractual obligations below for additional commitments.

Contractual Obligations

Contractual obligations are comprised as follows:

As at December 31, 2014	Payments Due by Period
($millions)	Total	1-3 Years	3-5 Years	5+ Years
Credit facility	$36.8	$36.8	$—	$—
Finance lease obligations	18.8	14.6	4.2	—
Operating leases	2.8	2.8	—	—
Long term debt	226.1	7.3	218.8	—
Purchase obligations	5.1	5.1	—	—

	$289.6	$66.6	$223.0	$—

In addition to the above, the Company has asset retirement obligations at December 31, 2014 in the amount of $15.8 million for the LDI Mine, contractual obligations reflected in accounts payable and obligations related to its credit facility and long-term debt. The Company obtained letters of credit of $14.1 million as financial surety for these future outlays.

Contingencies and Commitments

Please refer to notes 17 and 20 of the Company’s Financial Statements.

Related Party Transactions

There were no related party transactions for the period ended December 31, 2014.

OUTSTANDING SHARE DATA

As of February 18, 2015, there were 391,504,431 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the Corporate Stock Option Plan entitling holders thereof to acquire 5,415,342 common shares of the Company at a weighted average exercise price of $0.97 per share.

At February 18, 2015, $1.0 million and $43.0 million of 2014 and 2012 convertible debentures were outstanding and were convertible into approximately 3.2 million and 14.8 million common shares respectively.

In conjunction with the 2014 convertible debentures, approximately 35.7 million common share purchase warrants at an exercise price of $0.5786 per share were issued and remain outstanding as of February 18, 2015.

2014 Annual Report

North American Palladium Ltd.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

a.	Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period they are determined and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values including mining interests may be affected due to changes in estimated future cash flows;

•	Depreciation and amortization charged in the statement of operations may change or be impacted where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

b.	Impairment assessments of long-lived assets

The carrying amounts of the Company’s non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of cash-generating units (“CGUs”). An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

2014 Annual Report

North American Palladium Ltd.

The recoverable amount of an asset or CGU is the greater of its “value in use”, defined as the discounted present value of the future cash flows expected to arise from its continuing use and its ultimate disposal, and its “fair value less costs to sell”, defined as the best estimate of the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

c.	Depreciation and amortization of mining interests

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium to be produced based on the proven and probable reserves or, in the event that the Company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

d.	Revenue recognition

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

2014 Annual Report

North American Palladium Ltd.

Revenue from the sale of palladium and by-product metals from the LDI Mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable are recorded net of estimated treatment and refining costs, which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are disclosed separately from initial revenues in the notes to the financial statements.

e.	Asset retirement obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as an interest cost in the Consolidated Statements of Operations and Comprehensive Loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the consolidated financial statements of the Company.

IAS 36 Recoverable Amounts

This standard was amended in May 2013 to change the disclosure required when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined. The amendments are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted. This amendment did not have a material impact on the consolidated financial statements of the Company.

IFRIC 21 Accounting for Levies Imposed by Governments

This interpretation provides guidance on the obligating event giving rise to a liability in connection with a levy imposed by a government, and clarifies that the obligating event is the activity that triggers the payment of the levy as identified by the legislation. The interpretation is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the consolidated financial statements of the Company.

2014 Annual Report

North American Palladium Ltd.

New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2014 or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any; adoption of the standards will have on the disclosures in the Company’s consolidated financial statements:

IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortization

This pronouncement amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation method is not appropriate for property, plant and equipment, and (ii) provide a rebuttal presumption for intangible assets. The amendment is effective for years beginning on or after January 1, 2016. This amendment is not expected to have a material impact on the consolidated financial statements of the Company.

IFRS 15 Revenue from contracts with customers

This new standard on revenue recognition supercedes IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. The amendment is effective for years beginning on or after January 1, 2017. The Company is presently evaluating the potential impact of this new standard on the consolidated financial statements of the Company.

IFRS 9 Financial Instruments: Classification and Measurement

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)) which will replace IAS 39, Financial Instruments: Recognition and Measurement. In November 2009 the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009)) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010)) and November 2013 (IFRS 9 Financial Instruments (2013)).

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. This includes the introduction of a third measurement category for financial assets – fair value through other comprehensive income.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.

Special transitional requirements have been set for the application of the new general hedging model.

IFRS 9 (2014) includes finalized guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment, and new general hedge accounting requirements.

The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company is presently evaluating the impact of adopting this standard and does not intend to early adopt IFRS 9 (2009), IFRS 9 (2010) or IFRS 9 (2013) and/or IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2015.

2014 Annual Report

North American Palladium Ltd.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities, the Company’s Short Form Base Shelf Prospectus filed on December 5, 2014.

INTERNAL CONTROLS

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the year ended December 31, 2014, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls were effective as at December 31, 2014.

Internal Control over Financial Reporting

For the year ended December 31, 2014, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS as issued by the IASB.

There have been no changes in the Company’s internal controls over the financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these internal controls over financial reporting were effective as of December 31, 2014.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form and Annual Report on Form 40-F, which are filed with the SEC and the provincial securities regulatory authorities, respectively. A copy of the Company’s Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report on Form 40-F can be obtained from the SEC’s website at www.sec.gov.

2014 Annual Report

North American Palladium Ltd.

NON-IFRS MEASURES

This MD&A refers to cash cost per ounce, adjusted net loss, EBITDA and adjusted EBITDA which are not recognized measures under IFRS. Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company’s performance, assess performance in this way. Management believes that these measures better reflect the Company’s performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

2013 was a transition year for the Company as it was sinking the shaft and completing related infrastructure at the same time it was developing and transitioning to mining the Offset zone. As a result, the 2013 financial results would not be directly comparable to the prior or future years.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures:

Cash Cost Per Ounce of Palladium

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. The Company believes that providing cash cost per ounce allows the ability to better evaluate the results of the underlying business of the Company.

Cash cost per ounce include mine site operating costs such as mining, processing, administration and royalties, but are exclusive of depreciation, amortization, reclamation, capital and exploration costs. Cash cost per ounce calculation is reduced by any by-product revenue and is then divided by ounces sold to arrive at the by-product cash cost per ounce of sales. This measure, along with revenues, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

The Company’s primary operation relates to the extraction of palladium metal. Therefore, all other metals extracted in conjunction with the palladium metal are considered to be a by-product credit for the purposes of the cash cost calculation.

Reconciliation of Palladium Cash Cost per Ounce

	For the three months ended				For the year ended December 31
($millions except ounce and per ounce amounts)	Dec 31 2014	Sep 30 2014	Jun 30 2014	Mar 31 2014	2014	2013
Production costs including overhead	$40.5	$30.1	$30.4	$29.7	$130.7	$107.5
Smelting, refining and freight costs	6.7	4.0	4.1	4.2	19.0	14.0
Royalty expense	3.0	1.8	2.2	2.1	9.1	6.5

Operational expenses	50.2	35.9	36.7	36.0	158.8	128.0
Less by-product metal revenue	19.5	12.5	14.1	14.6	60.7	50.2

	$30.7	$23.4	$22.6	$21.4	$98.1	$77.8

Divided by ounces of palladium sold	57,256	36,430	40,716	39,485	173,887	134,955
Cash cost per ounce (CDN$)	$537	$642	$554	$541	$564	$577
Average exchange rate (CDN$1 – US$)	0.88	0.92	0.92	0.91	0.91	0.97

Cash cost per ounce (US$), net of by-product credits	$473	$589	$510	$492	$513	$560

2014 Annual Report

North American Palladium Ltd.

Adjusted EBITDA

The Company believes that EBITDA and Adjusted EBITDA are valuable indicators of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA excludes the impact of the cost of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Other companies may calculate EBITDA differently. Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from loss: income and mining tax expense; interest expense and other costs, net; depreciation and amortization; exploration; mine start-up and closure costs; asset impairment charges and insurance recoveries; one-time costs (mine restoration costs due to flood and retirement payments); and, foreign exchange loss (gain).

	For the three months ended				For the year ended December 31
($millions)	Dec 31 2014	Sep 30 2014	Jun 30 2014	Mar 31 2014	2014	2013
Loss and comprehensive loss from continuing operations for the year	$(11.2)	$(18.8)	$(10.0)	$(26.7)	$(66.7)	$(48.7)
Income and mining tax recovery	—	—	—	—	—	(2.2)
Interest and other income	(0.5)	(1.5)	(2.7)	—	(4.7)	—
Interest expense and other costs	10.1	10.2	16.0	13.3	49.6	6.9
Financing costs	—	(0.9)	4.4	4.0	7.5	3.7
Loss on extinguishment of debt	—	—	—	—	—	11.0
Depreciation and amortization	12.2	6.9	8.2	10.4	37.7	25.5

EBITDA	$10.6	$(4.1)	$15.9	$1.0	$23.4	$(3.8)
Exploration	3.1	2.6	1.9	0.7	8.3	12.3
Insurance recoveries, net of mine restoration costs and retirement payments	—	—	—	—	—	(1.3)
Inventory price adjustment	—	—	—	—	—	0.7
Foreign exchange loss (gain)	7.9	9.8	(7.4)	8.0	18.3	7.4

Adjusted EBITDA	$21.6	$8.3	$10.4	$9.7	$50.0	$15.3

2014 Annual Report

North American Palladium Ltd.

Adjusted Net Working Capital and Proforma Condensed Balance Sheet

This MD&A refers to adjusted net working capital which is not a recognized measure under IFRS. The table below also refers to adjusted current liabilities and adjusted non-current liabilities which are also not recognized measures under IFRS. Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net working capital, adjusted current liabilities and adjusted non-current liabilities are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

As at December 31, 2013, the Company had not obtained a waiver from Brookfield regarding a cured covenant breach that occurred prior to year end. Such waivers were received by the Company subsequent to December 31, 2013. Management believes the balance sheet presentation does not reflect the liquidity position of the Company at December 31, 2013. Had the waiver been obtained prior to year end, the Company’s proforma condensed consolidated balance sheet and adjusted net working capital (deficit) surplus would have been:

($millions)	As at December 31 2014(1)	Proforma As at December 31 2013(1)
Current assets	$98.0	$69.6
Non-current assets	452.8	456.2

	$550.8	$525.8

Adjusted current liabilities(2)	$77.5	$70.1
Adjusted non-current liabilities(3)	248.9	233.2
Shareholders’ equity	224.4	222.5

	$550.8	$525.8

Net working capital (deficit)	$20.5	$(174.2)
Adjusted net working capital (deficit) surplus(4)	$20.5	$(0.5)

(1)	No non-IFRS adjustments have been made to the December 31, 2014. They have been provided for comparison purposes only. Other than as noted by the term “adjusted” and footnotes, amounts shown as at December 31, 2013 are IFRS amounts.
(2)	IFRS current liabilities as at December 31, 2013 totaled $243.8 million After reducing for the current portion of long-term debt of $173.7 million, adjusted current liabilities amount to $70.1 million.
(3)	IFRS non-current liabilities as at December 31, 2013 totaled $59.5 million. After increasing for the current portion of long-term debt of $173.7 million, adjusted non-current liabilities amount to $233.2 million.
(4)	Adjusted net working capital (deficit) surplus is determined by subtracting adjusted current liabilities from current assets.

2014 Annual Report